ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Net sales to third parties	2,303	2,124	8	9	7,038	6,499	8	11
Gross profit	1,289	1,166	11	12	3,957	3,578	11	14
Operating income	293	205	43	57	831	651	28	45
Operating margin (%)	12.7	9.7			11.8	10.0
Net income	204	116	76	98	547	432	27	48
Basic earnings per share ($)(2)	0.41	0.24	71	97	1.11	0.88	26	48
Diluted earnings per share ($)(2)	0.41	0.23	78	97	1.10	0.87	26	48

Core results (non-IFRS measure)(1)
Core operating income	450	365	23	31	1,409	1,218	16	25
Core operating margin (%)	19.5	17.2			20.0	18.7
Core net income	327	248	32	42	1,015	899	13	23
Core basic earnings per share ($)(2)	0.66	0.50	32	41	2.06	1.83	13	23
Core diluted earnings per share ($)(2)	0.66	0.50	32	41	2.05	1.82	13	23
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Surgical
Implantables	401	392	2	5	1,265	1,291	(2)	1
Consumables	661	618	7	7	2,031	1,863	9	11
Equipment/other	214	206	4	5	666	617	8	11
Total Surgical	1,276	1,216	5	6	3,962	3,771	5	8

Vision Care
Contact lenses	612	558	10	9	1,821	1,662	10	11
Ocular health	415	350	19	20	1,255	1,066	18	20
Total Vision Care	1,027	908	13	13	3,076	2,728	13	15
Net sales to third parties	2,303	2,124	8	9	7,038	6,499	8	11
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Third quarter
Surgical
Surgical net sales were $1.3 billion, an increase of 5%. Excluding unfavorable currency impacts of 1%, Surgical net sales increased 6% in constant currencies.
•Implantables net sales were $401 million, an increase of 2%, led by demand for advanced technology intraocular lenses in international markets, partially offset by unfavorable currency impacts of 3%. Implantables net sales increased 5% in constant currencies.
•Consumables net sales were $661 million, an increase of 7%, reflecting demand for cataract and vitreoretinal consumables, particularly in international markets, and price increases. Consumables net sales increased 7% in constant currencies.
•Equipment/other net sales were $214 million, an increase of 4%, reflecting growth compared with the strong prior year period. Growth was driven by demand for cataract equipment in international markets, partially offset by unfavorable currency impacts of 1%. Equipment/other net sales increased 5% in constant currencies.
Vision Care
Vision Care net sales were $1.0 billion, an increase of 13%, including 4% from products acquired in 2022.
•Contact lenses net sales were $612 million, an increase of 10%, driven by product innovation, including toric modalities of Precision1, Total30 and Dailies Total1, outpacing declines in legacy lenses. Growth also included price increases and favorable currency impacts of 1%. Contact lenses net sales increased 9% in constant currencies.
•Ocular health net sales were $415 million, an increase of 19%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, and price increases. Growth was partially offset by unfavorable currency impacts of 1%. Ocular health net sales increased 20% in constant currencies, including 11% from products acquired in 2022.

Nine months
Surgical
Surgical net sales were $4.0 billion, an increase of 5%. Excluding unfavorable currency impacts of 3%, Surgical net sales increased 8% in constant currencies.
•Implantables net sales were $1.3 billion, a decrease of 2%. Implantables net sales increased 6% excluding negative impacts of 3% from currency and 5% from the impact of an insurance reimbursement change in South Korea that took effect April 1, 2022. Growth in constant currencies was driven by intraocular lenses in other international markets. Implantables net sales increased 1% in constant currencies.
•Consumables net sales were $2.0 billion, an increase of 9%, reflecting favorable market conditions across geographies and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Consumables net sales increased 11% in constant currencies.
•Equipment/other net sales were $666 million, an increase of 8%, driven by strong demand for cataract equipment in international markets and higher service revenues. Growth was partially offset by unfavorable currency impacts of 3%. Equipment/other net sales increased 11% in constant currencies.
Vision Care
Vision Care net sales were $3.1 billion, an increase of 13%, including 4% from products acquired in 2022. Excluding unfavorable currency impacts of 2%, Vision Care net sales increased 15% in constant currencies.
•Contact lenses net sales were $1.8 billion, an increase of 10%, driven by product innovation, including toric modalities of Precision1, Total30 and Dailies Total1, outpacing declines in legacy lenses, and price increases. Growth was partially offset by unfavorable currency impacts of 1%. Contact lenses net sales increased 11% in constant currencies.
•Ocular health net sales were $1.3 billion, an increase of 18%, primarily driven by the portfolio of eye drops, including acquired ophthalmic pharmaceutical products, price increases and ongoing recovery from supply chain challenges in contact lens care. Growth was partially offset by unfavorable currency impacts of 2%. Ocular health net sales increased 20% in constant currencies, including 11% from products acquired in 2022.

Operating income

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Gross profit	1,289	1,166	11	12	3,957	3,578	11	14
Selling, general & administration	(798)	(762)	(5)	(4)	(2,415)	(2,306)	(5)	(6)
Research & development	(201)	(159)	(26)	(26)	(620)	(506)	(23)	(23)
Other income	64	5	nm	nm	74	17	nm	nm
Other expense	(61)	(45)	(36)	(34)	(165)	(132)	(25)	(26)
Operating income	293	205	43	57	831	651	28	45
Operating margin (%)	12.7	9.7			11.8	10.0

Core results (non-IFRS measure)(1)
Core gross profit	1,459	1,310	11	13	4,469	4,059	10	13
Core operating income	450	365	23	31	1,409	1,218	16	25
Core operating margin (%)	19.5	17.2			20.0	18.7
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Third quarter
Operating income was $293 million (+43%, +57% cc), compared to $205 million in the prior year period. Operating margin increased 3.0 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. The current year period also included a $58 million benefit from the release of a contingent liability related to a recent acquisition. Operating margin benefits were partially offset by increased inflationary impacts, increased investment in research and development, including spend following the acquisition of Aerie Pharmaceuticals, Inc. ("Aerie"), higher amortization for intangible assets due to recent acquisitions and a negative 1.2 percentage point impact from currency. Operating margin increased 4.2 percentage points on a constant currencies basis.
Adjustments to arrive at core operating income in the current year period were $157 million, mainly due to $167 million of amortization and $30 million of transformation costs, partially offset by a $58 million benefit from the release of a contingent liability related to a recent acquisition. Adjustments to arrive at core operating income in the prior year period were $160 million, mainly due to $145 million of amortization.
Core operating income was $450 million (+23%, +31% cc), compared to $365 million in the prior year period. Core operating margin increased 2.3 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were partially offset by increased inflationary impacts, increased investment in research and development, including spend following the acquisition of Aerie, and a negative 1.2 percentage point impact from currency. Core operating margin increased 3.5 percentage points on a constant currencies basis.
Nine months
Operating income was $831 million (+28%, +45% cc), compared to $651 million in the prior year period. Operating margin increased 1.8 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. The current year period also included a $58 million benefit from the release of a contingent liability related to a recent acquisition. The prior year period was impacted by intangible asset impairments of $61 million and a $20 million legal settlement. Operating margin benefits were partially offset by increased investment in research and development, including spend following the acquisition of Aerie, increased inflationary impacts, higher amortization for intangible assets due to recent acquisitions, a shift in product mix in Surgical, including the impact from South Korea, increased transformation costs and a negative 1.3 percentage point impact from currency. Operating margin increased 3.1 percentage points on a constant currencies basis.

Adjustments to arrive at core operating income in the current year period were $578 million, mainly due to $508 million of amortization and $82 million of transformation costs, partially offset by a $58 million benefit from the release of a contingent liability related to a recent acquisition. Adjustments to arrive at core operating income in the prior year period were $567 million, mainly due to $437 million of amortization, $61 million in impairments of intangible assets and a $20 million legal settlement.
Core operating income was $1.4 billion (+16%, +25% cc), compared to $1.2 billion in the prior year period. Core operating margin increased 1.3 percentage points, reflecting improved underlying operating leverage from higher sales and manufacturing efficiencies. Core operating margin benefits were partially offset by increased investment in research and development, including spend following the acquisition of Aerie, increased inflationary impacts, a shift in product mix in Surgical, including the impact from South Korea, and a negative 1.2 percentage point impact from currency. Core operating margin increased 2.5 percentage points on a constant currencies basis.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Surgical segment contribution	322	304	6	14	1,110	1,024	8	17
As % of net sales	25.2	25.0			28.0	27.2
Vision Care segment contribution	216	154	40	43	589	471	25	32
As % of net sales	21.0	17.0			19.1	17.3
Not allocated to segments	(245)	(253)	3	3	(868)	(844)	(3)	(3)
Operating income	293	205	43	57	831	651	28	45
Core adjustments (non-IFRS measure)(1)	157	160			578	567
Core operating income (non-IFRS measure)(1)	450	365	23	31	1,409	1,218	16	25
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Third quarter
Surgical
Surgical segment contribution was $322 million (+6%, +14% cc), compared to $304 million in the prior year period. Segment contribution margin increased 0.2 percentage points, as improvements in underlying operating leverage from higher sales and manufacturing efficiencies were partially offset by increased investment in research and development and a negative 1.6 percentage point impact from currency. Segment contribution margin increased 1.8 percentage points on a constant currencies basis.
Vision Care
Vision Care segment contribution was $216 million (+40%, +43% cc), compared to $154 million in the prior year period. Segment contribution margin increased 4.0 percentage points, with improved underlying operating leverage from higher sales and manufacturing efficiencies, partially offset by increased investment in research and development following the acquisition of Aerie and increased inflationary impacts. Segment contribution margin benefits from higher margin ophthalmic pharmaceutical products following the acquisition of Aerie were offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses. There was also a negative 0.4 percentage point impact from currency. Segment contribution margin increased 4.4 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $245 million (+3%, +3% cc), compared to $253 million in the prior year period. The decrease in amounts not allocated was primarily driven by a $58 million benefit from the release of a contingent liability related to a recent acquisition, partially offset by higher amortization for intangible assets due to acquisitions and higher transformation costs.
Nine months
Surgical
Surgical segment contribution was $1.1 billion (+8%, +17% cc), compared to $1.0 billion in the prior year period. Segment contribution margin increased 0.8 percentage points, as improved underlying operating leverage from higher sales and manufacturing efficiencies was partially offset by a shift in product mix, including the impact from South Korea, increased investment in research and development and a negative 1.5 percentage point impact from currency. Segment contribution margin increased 2.3 percentage points on a constant currencies basis.

Vision Care
Vision Care segment contribution was $589 million (+25%, +32% cc), compared to $471 million in the prior year period. Segment contribution margin increased 1.8 percentage points, with improved underlying operating leverage from higher sales and manufacturing efficiencies, partially offset by increased investment in research and development following the acquisition of Aerie and increased inflationary impacts. Segment contribution margin benefits from higher margin ophthalmic pharmaceutical products following the acquisition of Aerie were offset by unfavorable product mix from launches of new silicone hydrogel daily contact lenses. There was also a negative 0.8 percentage point impact from currency. Segment contribution margin increased 2.6 percentage points on a constant currencies basis.
Not allocated to segments
Operating loss not allocated to segments totaled $868 million (-3%, -3% cc), compared to $844 million in the prior year period. The increase in amounts not allocated was primarily driven by higher amortization for intangible assets due to acquisitions, higher transformation costs and other items, partially offset by a $58 million benefit from the release of a contingent liability related to a recent acquisition. The prior year period included impairments of intangible assets and a legal settlement.

Non-operating income & expense

	Three months ended September 30				Nine months ended September 30
			Change %				Change %
($ millions unless indicated otherwise)	2023	2022	$	cc(1) (non-IFRS measure)	2023	2022	$	cc(1) (non-IFRS measure)

Operating income	293	205	43	57	831	651	28	45
Interest expense	(47)	(34)	(38)	(35)	(142)	(94)	(51)	(51)
Other financial income & expense	(8)	(24)	67	67	(25)	(63)	60	60
Income before taxes	238	147	62	82	664	494	34	58
Taxes	(34)	(31)	(10)	(21)	(117)	(62)	(89)	(123)
Net income	204	116	76	98	547	432	27	48
Basic earnings per share ($)(2)	0.41	0.24	71	97	1.11	0.88	26	48
Diluted earnings per share ($)(2)	0.41	0.23	78	97	1.10	0.87	26	48

Core results (non-IFRS measure)(1)
Core taxes	(68)	(59)	(15)	(25)	(227)	(162)	(40)	(54)
Core net income	327	248	32	42	1,015	899	13	23
Core basic earnings per share ($)(2)	0.66	0.50	32	41	2.06	1.83	13	23
Core diluted earnings per share ($)(2)	0.66	0.50	32	41	2.05	1.82	13	23
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Per share amounts may not add across quarters due to rounding.

Third quarter
Interest expense
Interest expense was $47 million, compared to $34 million in the prior year period. The current year period had increased financial debts following the funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $8 million, compared to $24 million in the prior year period, primarily due to a reduction in foreign currency exchange losses and an increase in interest income.
Taxes
Tax expense was $34 million, compared to $31 million in the prior year period. The average tax rate was 14.3%, compared to 21.1% in the prior year period. The decrease in the average tax rate is primarily due to the mix of pre-tax income/(loss) across geographical jurisdictions and discrete tax benefits in the current year period, partially offset by a discrete tax benefit for the deductibility of a statutory expense for Switzerland federal tax in the third quarter of 2022.
Adjustments to arrive at core tax expense in the current year period were $34 million, compared to $28 million in the prior year period, for the tax effect associated with operating income core adjustments.
Core tax expense was $68 million, compared to $59 million in the prior year period. The average core tax rate was 17.2%, compared to 19.2% in the prior year period, primarily due to the mix of pre-tax income/(loss) across geographical tax jurisdictions and discrete tax benefits in the current year period, partially offset by a discrete tax benefit for the deductibility of a statutory expense for Switzerland federal tax in the third quarter of 2022.
Net income and earnings per share
Net income was $204 million, compared to $116 million in the prior year period, primarily due to higher operating income and lower other financial income & expense, partially offset by increases in interest expense. The associated basic and diluted earnings per share were $0.41, compared to basic and diluted earnings per share of $0.24 and $0.23, respectively, in the prior year period.
Core net income was $327 million, compared to $248 million in the prior year period, primarily due to higher core operating income and lower other financial income & expense, partially offset by increases in interest expense and core tax expense. The associated core basic and diluted earnings per share were $0.66, compared to core basic and diluted earnings per share of $0.50 in the prior year period.
Nine months
Interest expense
Interest expense was $142 million, compared to $94 million in the prior year period. The current year period had increased financial debts following the funding of the Aerie acquisition in November 2022 and less favorable interest rates.
Other financial income & expense
Other financial income & expense was a net expense of $25 million, compared to $63 million in the prior year period, primarily due to an increase in interest income and a reduction in foreign currency exchange losses.
Taxes
Tax expense was $117 million, compared to $62 million in the prior year period. The average tax rate was 17.6%, compared to 12.6% in the prior year period. The increase in the average tax rate is primarily due to the mix of pre-tax income/(loss) across geographical jurisdictions and a discrete tax benefit for the deductibility of a statutory expense for Switzerland federal tax in the third quarter of 2022, partially offset by discrete tax benefits in the current year period.
Adjustments to arrive at core tax expense in the current year period were $110 million for the tax effect associated with operating income core adjustments. Adjustments to arrive at core tax expense in the prior year period were $100 million, primarily for the tax effect associated with operating income core adjustments.
Core tax expense was $227 million, compared to $162 million in the prior year period. The average core tax rate was 18.3%, compared to 15.3% in the prior year period, primarily due to the mix of pre-tax income/(loss) across geographical tax jurisdictions and a discrete tax benefit for the deductibility of a statutory expense for Switzerland federal tax in the third quarter of 2022, partially offset by discrete tax benefits in the current year period.
Net income and earnings per share
Net income was $547 million, compared to $432 million in the prior year period, primarily due to higher operating income and lower other financial income & expense, partially offset by increases in interest expense and tax expense. The associated basic and diluted earnings per share were $1.11 and $1.10, respectively, compared to basic and diluted earnings per share of $0.88 and $0.87, respectively, in the prior year period.
Core net income was $1.0 billion, compared to $899 million in the prior year period, primarily due to higher core operating income and lower other financial income & expense, partially offset by increases in interest expense and core tax expense. The associated core basic and diluted earnings per share were $2.06 and $2.05, respectively, compared to $1.83 and $1.82, respectively, in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $937 million in the first nine months of 2023, compared to $872 million in the prior year period. The current year includes increased collections associated with higher sales and lower associate short-term incentive payments, which generally occur in the first quarter. Cash outflows in the current year include higher payments for revenue deductions, transformation and other operating expenditures, including increased investment in research and development. The current year cash outflows also include the settlement of legal proceedings with Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), increased taxes paid due to the timing of payments, higher interest payments associated with increased financial debt outstanding and a negative impact of foreign currency rates on operating results. Both periods were impacted by changes in net working capital.
Changes in net working capital in the current year were mainly driven by increases in inventories and trade receivables. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections.
Changes in net working capital in the prior year period included increases in inventories and trade receivables, the net change in other operating assets and other operating liabilities and a decrease in trade payables. The increase in inventories was primarily driven by new product launches and higher raw materials and work in process at manufacturing sites to mitigate uncertainty caused by longer supply lead times. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating assets was primarily driven by increases in long-term receivables and prepaid expenses. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments, which were higher than in the current year, partially offset by accruals for deductions from revenue. The decrease in trade payables was primarily driven by the timing of payments. Refer to Note 7 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital in the current and prior year periods.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $720 million in the first nine months of 2023, compared to $1.0 billion in the prior year period. Cash outflows in the current year period include capital expenditures, payments for financial assets and purchases of intangible assets. Payments for financial assets primarily include a long-term note receivable related to new financing arrangements with Lifecore Biomedical, Inc. and certain of its affiliates (collectively, "Lifecore") in the second quarter of 2023 and long-term financial investments measured at fair value through other comprehensive income ("FVOCI"). Purchases of intangible assets primarily include intellectual property licenses. Refer to Note 6 of the Condensed Consolidated Interim Financial Statements for additional information.
Cash outflows in the prior year period primarily included the acquisitions of Ivantis, Inc. ("Ivantis") and Eysuvis and Inveltys products, capital expenditures and payments for long-term financial investments measured at fair value through other comprehensive income. Refer to Note 2 of the Condensed Consolidated Interim Financial Statements for additional information on the acquisitions of Ivantis and Eysuvis and Inveltys products.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $156 million in the first nine months of 2023, compared to $289 million in the prior year period. Cash outflows in the current year period primarily include dividends paid to shareholders of Alcon Inc., lease payments and withholding taxes paid upon net settlements of equity-based compensation, partially offset by net proceeds from local debt facilities.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., payment of certain local debt facilities, lease payments and withholding taxes paid upon net settlements of equity-based compensation. Cash flows in the prior year period also included the issuance of senior notes offset by repayment of the Facility C term loan and partial repayment of the Facility B term loan.

Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $592 million in the first nine months of 2023, compared to $475 million in the prior year period, due to increased cash flows from operating activities and decreased purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $23.8 billion as of September 30, 2023, a decrease of $150 million when compared to $24.0 billion as of December 31, 2022. Intangible assets other than goodwill decreased $478 million primarily due to recurring amortization, partially offset by additions. Financial assets increased $227 million primarily due to a long-term note receivable resulting from financing arrangements with Lifecore and purchases of long-term financial investments measured at FVOCI. Property, plant & equipment increased $100 million primarily due to capital expenditures, partially offset by depreciation.
Total current assets were $5.5 billion as of September 30, 2023, an increase of $354 million when compared to $5.2 billion as of December 31, 2022. Inventories increased $213 million primarily to meet expected upcoming demand, partially offset by foreign currency translation effects. Cash and cash equivalents increased $71 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure. Trade receivables increased $59 million primarily driven by higher sales outpacing collections, partially offset by foreign currency translation effects.
Liabilities
Total non-current liabilities were $6.7 billion as of September 30, 2023, a decrease of $38 million when compared to $6.8 billion as of December 31, 2022. Provisions and other non-current liabilities decreased $59 million primarily due to the release of a contingent liability related to a recent acquisition.
Total current liabilities were $2.5 billion as of September 30, 2023, a decrease of $233 million when compared to $2.7 billion as of December 31, 2022. Provisions and other current liabilities decreased $254 million primarily due to the JJSVI legal settlement payment and transformation payments.
Equity
Equity was $20.2 billion as of September 30, 2023, an increase of $475 million when compared to $19.7 billion as of December 31, 2022.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $3.6 billion as of September 30, 2023 decreased $21 million compared to $3.7 billion as of December 31, 2022. Alcon's liquidity amounted to $1.1 billion as of September 30, 2023, compared to $988 million as of December 31, 2022. Total financial debt amounted to $4.7 billion as of September 30, 2023, compared to $4.6 billion as of December 31, 2022. The average maturity of financial debts outstanding as of September 30, 2023 is 11.0 years.
The revolving credit facility remained undrawn as of September 30, 2023 and November 14, 2023. In October 2023, the revolving facility was refinanced with a new revolving credit facility of $1.32 billion maturing five years after the date of the agreement. Refer to Note 11 to the Condensed Consolidated Interim Financial Statements for additional information.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Additional Considerations
Israel-Hamas war
In October 2023, Hamas launched an attack on Israel which led to an immediate military response. A state of war has officially been declared by the government of Israel. Net sales and total assets in Israel are not a material portion of our business. It is possible the impact of the war could expand beyond Israel to other parts of the Middle East, or have further global impacts. Refer to Part I, item 3D, "Risk Factors" - Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business in the Company's 2022 Form 20-F.
Supply chain continuity
We have experienced inflationary pressures primarily in labor, utilities and services, electronic components, freight, resins, plastics and other raw materials, which we continue to manage with price increases and productivity initiatives. However, we expect gross margin to be impacted in the coming quarters as we sell inventory which was manufactured with a higher cost base due to continued inflation. We have also encountered supply chain challenges in certain components including microchips, resins and plastics. Our procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. We expect these inflationary pressures and supply chain challenges to continue beyond 2023.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Korean Won, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended September 30		Nine months ended September 30
($ millions except earnings per share)	Note	2023	2022	2023	2022
Net sales to third parties	3	2,303	2,124	7,038	6,499
Other revenues	3	26	16	65	47
Net sales and other revenues		2,329	2,140	7,103	6,546
Cost of net sales		(1,022)	(958)	(3,092)	(2,924)
Cost of other revenues		(18)	(16)	(54)	(44)
Gross profit		1,289	1,166	3,957	3,578
Selling, general & administration		(798)	(762)	(2,415)	(2,306)
Research & development		(201)	(159)	(620)	(506)
Other income		64	5	74	17
Other expense		(61)	(45)	(165)	(132)
Operating income		293	205	831	651
Interest expense		(47)	(34)	(142)	(94)
Other financial income & expense		(8)	(24)	(25)	(63)
Income before taxes		238	147	664	494
Taxes		(34)	(31)	(117)	(62)
Net income		204	116	547	432

Earnings per share ($)
Basic	4	0.41	0.24	1.11	0.88
Diluted	4	0.41	0.23	1.10	0.87

Weighted average number of shares outstanding (millions)
Basic	4	493.2	491.7	492.9	491.4
Diluted	4	496.3	494.7	496.3	494.3
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022

Net income	204	116	547	432
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(32)	(55)	(23)	(120)
Total of items to eventually recycle	(32)	(55)	(23)	(120)
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains from defined benefit plans, net of taxes(2)	15	9	8	129
Fair value adjustments on equity investments, net of taxes(3)	(8)	2	(6)	3
Total of items never to be recycled	7	11	2	132
Total comprehensive income	179	72	526	444
(1)Amount is net of tax benefit of $0.7 million for the three months ended September 30, 2023. Amount is net of tax expense of $1 million for the three months ended September 30, 2022. Amount is net of tax benefit of $2 million for the nine months ended September 30, 2023. Amount is net of tax expense of $2 million for the nine months ended September 30, 2022.
(2)Amounts are net of tax expense of $5 million for the three months ended September 30 2023 and 2022. Amounts are net of tax expense of $3 million and $34 million for the nine months ended September 30, 2023 and 2022, respectively.
(3)Amounts are net of tax expense of $0.2 million and $1 million for the three months ended September 30, 2023 and 2022, respectively. Amounts are net of tax expense of $1 million for the nine months ended September 30, 2023 and 2022.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	September 30, 2023	December 31, 2022
Assets
Non-current assets
Property, plant & equipment		4,125	4,025
Right-of-use assets		363	391
Goodwill	10	8,926	8,926
Intangible assets other than goodwill		9,211	9,689
Deferred tax assets		414	411
Financial assets	6	514	287
Other non-current assets		269	243
Total non-current assets		23,822	23,972
Current assets
Inventories		2,322	2,109
Trade receivables		1,732	1,673
Income tax receivables		33	13
Cash and cash equivalents		1,051	980
Other current assets		409	418
Total current assets		5,547	5,193
Total assets		29,369	29,165

Equity and liabilities
Equity
Share capital		20	20
Reserves		20,132	19,657
Total equity		20,152	19,677
Liabilities
Non-current liabilities
Financial debts	5	4,568	4,541
Lease liabilities		339	359
Deferred tax liabilities		1,078	1,064
Provisions & other non-current liabilities		727	786
Total non-current liabilities		6,712	6,750
Current liabilities
Trade payables		894	861
Financial debts	5	131	107
Lease liabilities		72	71
Current income tax liabilities	10	138	175
Provisions & other current liabilities		1,270	1,524
Total current liabilities		2,505	2,738
Total liabilities		9,217	9,488
Total equity and liabilities		29,369	29,165
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Nine months ended September 30, 2023

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2023	20	19,673	(33)	67	(50)	(16)	19,677
Net income		547				—	547
Other comprehensive income/(loss)			(6)	8	(23)	(21)	(21)
Total comprehensive income	—	547	(6)	8	(23)	(21)	526
Dividends		(117)				—	(117)
Equity-based compensation		53				—	53
Other movements(2)		13				—	13
Total other movements	—	(51)	—	—	—	—	(51)
Balance as of September 30, 2023	20	20,169	(39)	75	(73)	(37)	20,152
Nine months ended September 30, 2022

($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2022	20	19,356	(32)	(74)	(14)	(120)	19,256
Net income		432				—	432
Other comprehensive income/(loss)			3	129	(120)	12	12
Total comprehensive income	—	432	3	129	(120)	12	444
Dividends		(102)				—	(102)
Equity-based compensation		33				—	33
Other movements(2)		16				—	16
Total other movements	—	(53)	—	—	—	—	(53)
Balance as of September 30, 2022	20	19,735	(29)	55	(134)	(108)	19,647
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Nine months ended September 30
($ millions)	Note	2023	2022

Net income		547	432
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	7.1	920	852
Equity-based compensation expense		109	103
Non-cash change in current and non-current provisions and other non-current liabilities		4	38
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		21	3
Interest expense		142	94
Other financial income & expense		25	63
Taxes		117	62
Interest received		22	6
Interest paid		(127)	(92)
Other financial payments		(6)	(6)
Taxes paid		(193)	(152)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,581	1,403
Net payments out of provisions and other cash movements in non-current liabilities		(233)	(82)
Change in net current assets and other operating cash flow items	7.2	(411)	(449)
Net cash flows from operating activities		937	872
Purchase of property, plant & equipment		(345)	(397)
Purchase of intangible assets		(157)	(93)
Payments for financial assets		(219)	(40)
Proceeds from financial assets		1	2
Acquisitions of assets, net of cash acquired		—	(485)
Net cash flows used in investing activities		(720)	(1,013)
Dividends paid to shareholders of Alcon Inc.	4	(116)	(100)
Repayment of current portion of non-current financial debts		(34)	—
Proceeds from current financial debts		40	—
Proceeds from non-current financial debts, net of issuance costs		29	531
Repayment of non-current financial debts		—	(536)
Other changes in current financial debts		36	(53)
Lease payments		(57)	(50)
Payment of withholding taxes related to equity-based compensation		(46)	(48)
Other financing cash flows		(8)	(33)
Net cash flows used in financing activities		(156)	(289)
Effect of exchange rate changes on cash and cash equivalents		10	32
Net change in cash and cash equivalents		71	(398)
Cash and cash equivalents at January 1		980	1,575
Cash and cash equivalents at September 30		1,051	1,177
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2022 Consolidated Financial Statements in the Company’s 2022 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore, the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS as issued by the IASB and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income and cash flows in accordance with IFRS. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Financial assets
The "Financial assets" portion of the accounting policies was expanded in 2023 to include purchased or originated credit-impaired financial assets, as follows:
Purchased or originated credit-impaired financial assets are financial assets that are credit-impaired on initial recognition with one or more events that have a detrimental impact on the estimated future cash flows of those financial assets. The interest income of the financial assets is calculated by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit-impaired. Interest income is recognized in "Other financial income and expense" in the Consolidated Income Statement.
The lifetime expected credit loss ("ECL") of the purchased or originated credit-impaired financial assets is analyzed at inception and utilized in calculating the credit-adjusted effective interest rate, with no Day 1 impact on the carrying value of the financial assets. The value of any collateral related to the financial assets is considered in estimating the lifetime ECL at inception. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including ECLs, to the amortized cost of the debt instrument on initial recognition. Any change in the lifetime ECL from inception would be reflected as a credit loss in the Consolidated Income statement.

2. Significant transactions
Significant transactions in 2023
There were no significant transactions during the nine months ended September 30, 2023.
Significant transactions in 2022
Vision Care - Acquisition of Aerie Pharmaceuticals, Inc.
On November 21, 2022, Alcon acquired 100% of the outstanding shares and equity of Aerie Pharmaceuticals, Inc. ("Aerie"), a pharmaceutical company focused on the discovery, development, manufacturing and commercialization of first-in-class ophthalmic therapies. Pursuant to the terms of the Agreement and Plan of Merger, Alcon paid $15.25 per share to acquire all outstanding shares of Aerie's common stock. The total purchase consideration amounted to $744 million and total cash paid for the net identifiable assets recognized, net of cash acquired, was $666 million. Alcon also assumed debt of $316 million. This transaction was accounted for as a business combination that resulted in goodwill of $65 million under the preliminary purchase price allocation ("PPA") of the fair values of the acquired assets and assumed liabilities. The total purchase consideration was funded with proceeds from a bridge loan facility agreement (the "2022 Bridge Loan Facility") on November 21, 2022. The PPA was subsequently finalized during the third quarter of 2023, resulting in adjusted goodwill of $21 million. Refer to Note 10 for additional information regarding the final purchase price allocation.
Series 2032 Notes and Series 2052 Notes issuance
On December 6, 2022, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed a private offering of non-current financial debt consisting of $700 million of 5.375% senior notes due 2032 and $600 million of 5.750% senior notes due 2052. The funds borrowed through the issuance, together with cash, were used to repay the remaining $640 million Facility B term loan and the $775 million 2022 Bridge Loan Facility.
Vision Care - Acquisition of Eysuvis and Inveltys products
On July 8, 2022, Alcon acquired two pharmaceutical ophthalmic eye drops, Eysuvis and Inveltys, from Kala Pharmaceuticals, Inc. The acquisition complements Alcon’s existing portfolio in the large and fast-growing dry eye category. Pursuant to the terms of the Asset Purchase Agreement, Alcon paid total upfront consideration of $60 million for Eysuvis and Inveltys, paid an additional amount to purchase certain related inventory and assumed certain liabilities of approximately $14 million for a purchase consideration of $79 million. In addition, Alcon agreed to potentially pay additional amounts upon achievement of certain commercial milestones if annual sales exceed defined targets that expire after 2029. The purchase consideration was allocated using the relative fair value approach primarily to currently marketed product intangible assets within the Vision Care reportable segment of $71 million and assumed liabilities of $14 million.
Series 2028 Notes issuance
On May 31, 2022, Alcon, through its wholly owned subsidiary Alcon Finance B.V. (“AFBV”), completed a public offering of $537 million (EUR500 million) of non-current EUR denominated financial debt consisting of 2.375% senior notes due 2028. The funds borrowed through the issuance were used to repay the $376 million (EUR350 million) Facility C term loan in full and partially repay $160 million of the Facility B term loan.
Surgical - Acquisition of Ivantis, Inc.
On January 7, 2022, Alcon acquired 100% of the outstanding shares and equity of Ivantis, Inc., a privately-held, US-based company and manufacturer of the Hydrus Microstent, a minimally-invasive glaucoma surgery (“MIGS”) device designed to lower intraocular pressure for open-angle glaucoma patients, for total upfront consideration of $479 million and additional amounts to be potentially paid upon achievement of development and commercial milestones. The acquisition expands Alcon’s surgical portfolio and is expected to help provide a platform for more growth in the glaucoma space. This transaction was accounted for as an asset acquisition.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, glaucoma, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, transformation costs, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition related items and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Surgical
Implantables	401	392	1,265	1,291
Consumables	661	618	2,031	1,863
Equipment/other	214	206	666	617
Total Surgical net sales to third parties	1,276	1,216	3,962	3,771
Vision Care
Contact lenses	612	558	1,821	1,662
Ocular health	415	350	1,255	1,066
Total Vision Care net sales to third parties	1,027	908	3,076	2,728
Total net sales to third parties	2,303	2,124	7,038	6,499
Vision Care other revenues	26	16	65	47
Total net sales and other revenues	2,329	2,140	7,103	6,546
Segment contribution and reconciliation to income before taxes

	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022
Segment contribution
Surgical	322	304	1,110	1,024
Vision Care	216	154	589	471
Total segment contribution	538	458	1,699	1,495
Not allocated to segments:
Amortization of intangible assets	(184)	(161)	(561)	(485)
Impairment charges on intangible assets	—	—	—	(61)
General & administration (corporate)	(66)	(65)	(208)	(197)
Transformation costs	(30)	(17)	(82)	(41)
Fair value adjustments to contingent consideration liabilities	7	16	7	23
Acquisition and integration related costs	(13)	(10)	(27)	(19)
Release of contingent liability related to a recent acquisition	58	—	58	—
Other	(17)	(16)	(55)	(64)
Operating income	293	205	831	651
Interest expense	(47)	(34)	(142)	(94)
Other financial income & expense	(8)	(24)	(25)	(63)
Income before taxes	238	147	664	494
Net sales by region(1)

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2023		2022		2023		2022
United States	1,062	46%	979	46%	3,245	46%	2,908	45%
International	1,241	54%	1,145	54%	3,793	54%	3,591	55%
Net sales to third parties	2,303	100%	2,124	100%	7,038	100%	6,499	100%
(1) Net sales to third parties by location of third-party customer.

4. Dividends and earnings per share
Dividends
On February 27, 2023, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.21 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 5, 2023 and paid in May 2023 for an amount of $116 million.
On February 15, 2022, the Board proposed a dividend of CHF 0.20 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 27, 2022 and paid in May 2022 for an amount of $100 million.
Earnings per share
As of September 30, 2023, there were 493.2 million outstanding common shares, after the delivery of 1.4 million net shares vesting under the equity incentive programs during the nine months ended September 30, 2023.
Basic earnings per share is computed by dividing net income for the period by the weighted average number of common shares outstanding during the period. For the three and nine months ended September 30, 2023, the weighted average number of shares outstanding was 493.2 million and 492.9 million, respectively. For the three and nine months ended September 30, 2022, the weighted average number of shares outstanding was 491.7 million and 491.4 million, respectively.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 8. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and nine months ended September 30, 2023, the weighted average diluted number of shares outstanding was 496.3 million, which includes the potential conversion of 3.1 million and 3.4 million unvested equity-based awards, respectively. For the three and nine months ended September 30, 2022, the weighted average diluted number of shares outstanding was 494.7 million and 494.3 million, respectively, which includes the potential conversion of 3.0 million and 2.9 million unvested equity-based awards, respectively.

5. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of September 30, 2023 and December 31, 2022.

($ millions)	September 30, 2023	December 31, 2022
Non-current financial debts
Local facilities (Japan), floating rate debt due 2025	26	—
2.750% Series 2026 Notes	498	497
2.375% Series 2028 Notes	525	527
3.000% Series 2029 Notes	994	994
2.600% Series 2030 Notes	746	746
5.375% Series 2032 Notes	693	692
3.800% Series 2049 Notes	494	494
5.750% Series 2052 Notes	592	591
Revolving facility, floating rate due 2026	—	—
Total non-current financial debts	4,568	4,541

Current financial debts
Local facilities, floating rate:
Japan	71	69
All others	45	2
Other short-term financial debts, floating rate	13	26
Derivatives	2	10
Total current financial debts	131	107
Total financial debts	4,699	4,648
Interest expense recognized for Financial debts, excluding lease liabilities, was $40 million and $121 million for the three and nine months ended September 30, 2023, respectively, and $29 million and $78 million for the three and nine months ended September 30, 2022, respectively.
Revolving facility
The $1.0 billion Revolving facility remained undrawn as of September 30, 2023. In October 2023, the Revolving facility was refinanced with a new Revolving credit facility of $1.32 billion maturing five years after the date of the agreement. Refer to Note 11 for additional information.
Local bilateral facilities
On February 14, 2023, three local bilateral facilities in Japan with commitments totaling $170 million (JPY 22.5 billion) which matured in February 2023 were refinanced by three facilities with two year maturities.

6. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of September 30, 2023 and December 31, 2022.

	September 30, 2023
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	137	—	137
Long-term financial investments measured at FVPL	—	—	14	—	14
Long-term note receivable and other financial assets measured at amortized cost	—	—	—	158	158
Long-term receivables from customers	—	—	—	127	127
Deferred compensation assets(1)	148	—	—	—	148
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, VAT receivables, advances and security deposits	—	—	—	40	40
Non-current financial assets	148	—	151	363	662
Current financial assets
Money market funds	195	—	—	—	195
Current portion of long-term financial investments measured at FVPL(2)	—	—	1	—	1
Current portion of long-term receivables from customers(2)	—	—	—	110	110
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	27	27
VAT receivables(2)	—	—	—	63	63
Other receivables, security deposits and current assets(2)	—	—	—	94	94
Derivative financial instruments(2)	—	9	—	—	9
Current financial assets	195	9	1	294	499
Financial assets at fair value and amortized cost or cost	343	9	152	657	1,161
Financial liabilities
Contingent consideration liabilities	—	—	(97)	—	(97)
Non-current financial debt	—	—	—	(4,568)	(4,568)
Current financial debt	—	—	—	(129)	(129)
Derivative financial instruments	—	(2)	—	—	(2)
Financial liabilities at fair value and amortized cost	—	(2)	(97)	(4,697)	(4,796)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,037 million and a carrying value of $4,542 million as of September 30, 2023. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2022
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	88	—	88
Long-term financial investments measured at FVPL	—	—	20	—	20
Long-term receivables from customers	—	—	—	119	119
Deferred compensation assets(1)	139	—	—	—	139
Non-current minimum lease payments from finance lease agreements	—	—	—	38	38
Long-term loans, advances and security deposits	—	—	—	22	22
Non-current financial assets	139	—	108	179	426
Current financial assets
Money market funds	229	—	—	—	229
Current portion of long-term receivables from customers(2)	—	—	—	102	102
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	25	25
VAT receivables(2)	—	—	—	99	99
Other receivables, security deposits and current assets(2)	—	—	—	77	77
Derivative financial instruments(2)	—	8	—	—	8
Current financial assets	229	8	—	303	540
Financial assets at fair value and amortized cost or cost	368	8	108	482	966
Financial liabilities
Contingent consideration liabilities	—	—	(98)	—	(98)
Non-current financial debt	—	—	—	(4,541)	(4,541)
Current financial debt	—	—	—	(97)	(97)
Derivative financial instruments	—	(10)	—	—	(10)
Financial liabilities at fair value and amortized cost	—	(10)	(98)	(4,638)	(4,746)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes recorded in Non-current financial debt with a fair value of $4,145 million and a carrying value of $4,541 million as of December 31, 2022. The fair value of notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of September 30, 2023, including Cash & cash equivalents, Trade receivables, Income tax receivables and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the nine months ended September 30, 2023.

Long-term note receivable and other financial assets measured at amortized cost
On May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”). Alcon provided Lifecore total commitments of $150 million, primarily related to a $142 million senior term loan facility ("Long-term note receivable") maturing on May 22, 2029. The arrangements also include a sale and leaseback agreement for certain machinery and equipment. Transaction costs directly attributable to the acquisition of the financial assets amounting to $4 million were capitalized to financial assets at amortized cost.
The Long-term note receivable bears an annual fixed interest rate of 10%, which is payable in kind (“PIK”) for the first three years, and payable 3% in cash interest and 7% PIK interest thereafter until maturity, unless otherwise elected by Lifecore to pay a greater proportion in cash. The Long-term note receivable is secured by a Pledge and Security agreement (“security agreement”) whereby Alcon is granted first priority security interest in certain collateral, including but not limited to equipment, fixtures, real property and intellectual property. The security agreement is in effect until the payment in full of the term loan facility.
Due to Lifecore's significant financial difficulties at the time the loan was originated, Alcon concluded the financial assets were originated credit-impaired. The lifetime ECL was analyzed at inception and utilized in calculating the credit-adjusted effective interest rate with no impact on the carrying value of the financial assets or effective interest rate of 10%. In addition, as of September 30, 2023, Alcon assessed there was no lifetime ECL due to the value of the collateral under the security agreement.
Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2023	2022	2023	2022
Balance as of January 1	88	46	20	6
Additions	55	36	8	—
(Losses)/gains recognized in Consolidated Statement of Comprehensive Income	(6)	4	—	—
Unrealized (losses) in Consolidated Income Statement	—	—	(10)	(1)
Amortization	—	—	(3)	—
Settlement	—	(1)	—	—
Balance as of September 30	137	85	15	5
Financial liabilities

	Contingent consideration liabilities
($ millions)	2023	2022
Balance as of January 1	(98)	(112)
Accretion for passage of time	(6)	(7)
Adjustments for changes in assumptions	7	23
Balance as of September 30	(97)	(96)
Changes in contingent consideration liabilities in the current period include fair value adjustments for changes in assumptions of $7 million, primarily due to revised expectations for timing of settlement for development and commercial milestones. As of September 30, 2023, the probability of success for various development and commercial milestones ranges from 55% to 57% and the maximum remaining potential payments related to contingent consideration from business combinations is $395 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year period included fair value adjustments for changes in assumptions of $23 million, primarily due to revised expectations for achievement and timing of settlement for development and commercial milestones.

Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" based on the projected timing of settlement which is estimated to range from 2028 through 2035 for contingent consideration obligations as of September 30, 2023.
Derivatives
As of September 30, 2023, the net value of unsettled positions for derivative forward contracts and swaps was $7 million, including $9 million of unrealized gains in Other current assets and $2 million of unrealized losses in Current financial debts. As of December 31, 2022, the net value of unsettled positions for derivative forward contracts and swaps was $2 million, including $8 million of unrealized gains in Other current assets and $10 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of September 30, 2023 or December 31, 2022.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. Since the date of the Form 20-F, our assessment of the nature and extent of credit risk was expanded to include originated credit-impaired financial assets, as outlined below. There have been no other significant changes in the nature and extent of risks arising from financial instruments or corresponding risk management policies since the date of the Form 20-F.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, Alcon periodically assesses credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate. For further information, refer to Note 13 to the Consolidated Financial Statements in the Form 20-F.
No customer accounted for 10% or more of Alcon's net sales in the three or nine months ended September 30, 2023 or 2022, respectively.
Credit risk also arises from originated credit-impaired financial assets (Long-term note receivable and other financial assets at amortized cost). The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $159 million as of September 30, 2023, including a non-current portion of $158 million in "Long-term note receivable and other financial assets measured at amortized cost" in Financial assets and a current portion of $1 million in "Other receivables, security deposits and current assets" in Other current assets. As of September 30, 2023, the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $375 million, in accordance with the terms of the security agreement. In addition, Alcon performs an ongoing credit evaluation of Lifecore’s financial condition, monitors payment performance and assesses current economic conditions, as well as reasonable and supportable forecasts of future economic conditions, that may affect collectability of the outstanding financial assets.

7. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
7.1     Depreciation, amortization, impairments and fair value adjustments

	Nine months ended September 30
($ millions)	2023	2022

Property, plant & equipment	283	243
Right-of-use assets	65	58
Intangible assets	561	546
Financial assets	12	1
Other non-current assets	(1)	4
Total	920	852

7.2     Change in net current assets and other operating cash flow items

	Nine months ended September 30
($ millions)	2023	2022

(Increase) in inventories	(280)	(187)
(Increase) in trade receivables	(106)	(164)
(Decrease) in trade payables	(3)	(38)
Net change in other operating assets	(29)	(43)
Net change in other operating liabilities	7	(17)
Total	(411)	(449)

8. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30
(shares in millions)	2023	2022
Unvested at January 1	4.8	5.6
Granted	2.3	1.9
Vested	(1.9)	(2.2)
Forfeited	(0.1)	(0.2)
Unvested at September 30	5.1	5.1

9. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977 ("FCPA"), as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which Alcon or any of its subsidiaries was a party as of the date of the Form 20-F. The following is a summary as of November 14, 2023 of significant developments in those proceedings since the date of the Form 20-F.

JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to, among other things, source code used in the LenSx Laser System as well as additional claims of patent infringement. Also beginning on June 23, 2020, JJSVI filed claims in Mannheim, Germany, alleging that Alcon directly infringes certain European patents through its manufacture and sale of LenSx. In these cases, JJSVI sought monetary and injunctive relief. Alcon defended all of these cases vigorously and asserted various patent infringement and invalidity claims against JJSVI in Europe and the US. Prior to the trial on the copyright claims in the Delaware action set for February 2023, the parties entered into a confidential settlement agreement to resolve all of the pending legal proceedings described above. As part of that resolution, the parties exchanged cross-licenses of certain intellectual property and other mutually agreed covenants and releases, and Alcon made a one-time payment to JJSVI of $199 million on April 3, 2023, which was accrued as of December 31, 2022 and March 31, 2023, for those rights and to resolve the parties’ various worldwide intellectual property disputes concerning femtosecond laser-assisted cataract surgery devices.
No significant new proceedings have commenced since the date of the Form 20-F.
Alcon believes that its total provisions for legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

10. Acquisitions
Acquisition of business
Finalization of fair value of assets and liabilities arising from acquisition of business
The preliminary PPA for the Aerie acquisition was not finalized as of the date the 2022 financial statements were issued as the fair values of the acquired assets and assumed liabilities were provisional pending final measurement of the purchase consideration. Alcon's consolidated financial statements as of December 31, 2022 reflected the allocation of the purchase price based on a preliminary fair value assessment of the assets acquired and liabilities assumed. The PPA was subsequently finalized during the third quarter of 2023 and resulted in the reversal of a tax reserve with a corresponding decrease in goodwill. The below table summarizes the final PPA for the Aerie business combination as of September 30, 2023.

($ millions)	Preliminary PPA	Measurement period adjustments	Final PPA
Property, plant and equipment	27	—	27
Right-of-use assets	29	—	29
Currently marketed products	850	—	850
Acquired in-process research & development	175	—	175
Deferred tax assets	189	—	189
Inventories	49	—	49
Trade receivables	70	—	70
Short-term investments	79	—	79
Cash and cash equivalents	78	—	78
Other assets	15	—	15
Lease liabilities	(27)	—	(27)
Deferred tax liabilities	(255)	—	(255)
Provisions and other non-current and current liabilities	(235)	—	(235)
Current income tax liabilities	(46)	44	(2)
Trade payables	(3)	—	(3)
Financial debts	(316)	—	(316)
Net identifiable assets acquired	679	44	723
Goodwill	65	(44)	21
Total purchase consideration	744	—	744
Acquired liquidity	(78)	—	(78)
Net assets recognized as a result of business combinations	666	—	666
Alcon retrospectively adjusted the provisional amounts that were recognized at acquisition date, resulting in Current income tax liabilities of $175 million and Goodwill of $8.926 billion as of December 31, 2022.
Post-acquisition contingent liability release
Provisions and other non-current liabilities recognized at the Aerie acquisition date included a contingent liability related to uncertainty associated with potential contractual payment obligations tied to the assertion of certain third party patents in certain markets. During the third quarter of 2023, the contingent liability of $58 million was released and recognized in Other income following the resolution of the uncertainty.

11. Subsequent events
Revolving facility
On October 27, 2023, Alcon Inc. and certain of its subsidiaries and a group of commercial banks entered into a refinancing agreement to replace the $1.0 billion unsecured committed multicurrency revolving credit facility maturing in March 2026. The new agreement consists of a $1.32 billion unsecured committed multicurrency revolving credit facility now maturing five years after the date of the agreement (the “Refinanced Revolving Facility Agreement”). The Refinanced Revolving Facility Agreement primarily bears interest rates equal to a term reference rate or a compounded reference rate, depending on currency, plus an applicable margin and a term reference rate credit adjustment spread, if applicable. It also includes relevant fallback mechanisms in case of rate unavailability.
The revolving facility is guaranteed by Alcon Inc. and remained undrawn as of November 14, 2023.
Authorization of unaudited Condensed Consolidated Interim Financial Statements
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on November 14, 2023.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended September 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,289	166	—	4	1,459
Operating income	293	167	30	(40)	450
Income before taxes	238	167	30	(40)	395
Taxes(6)	(34)	(30)	(5)	1	(68)
Net income	204	137	25	(39)	327
Basic earnings per share ($)	0.41				0.66
Diluted earnings per share ($)	0.41				0.66
Basic - weighted average shares outstanding (millions)(7)	493.2				493.2
Diluted - weighted average shares outstanding (millions)(7)	496.3				496.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended September 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	1,166	142	—	2	1,310
Operating income	205	145	17	(2)	365
Income before taxes	147	145	17	(2)	307
Taxes(6)	(31)	(24)	(2)	(2)	(59)
Net income	116	121	15	(4)	248
Basic earnings per share ($)	0.24				0.50
Diluted earnings per share ($)	0.23				0.50
Basic - weighted average shares outstanding (millions)(7)	491.7				491.7
Diluted - weighted average shares outstanding (millions)(7)	494.7				494.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Nine months ended September 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(5)	Core results (non-IFRS measure)
Gross profit	3,957	499	—	13	4,469
Operating income	831	508	82	(12)	1,409
Income before taxes	664	508	82	(12)	1,242
Taxes(6)	(117)	(91)	(14)	(5)	(227)
Net income	547	417	68	(17)	1,015
Basic earnings per share ($)	1.11				2.06
Diluted earnings per share ($)	1.10				2.05
Basic - weighted average shares outstanding (millions)(7)	492.9				492.9
Diluted - weighted average shares outstanding (millions)(7)	496.3				496.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Nine months ended September 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core results (non-IFRS measure)
Gross profit	3,578	423	59	—	—	(1)	4,059
Operating income	651	437	61	41	20	8	1,218
Income before taxes	494	437	61	41	20	8	1,061
Taxes(6)	(62)	(73)	(14)	(6)	(5)	(2)	(162)
Net income	432	364	47	35	15	6	899
Basic earnings per share ($)	0.88						1.83
Diluted earnings per share ($)	0.87						1.82
Basic - weighted average shares outstanding (millions)(7)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(7)	494.3						494.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(4)Includes a provision for a legal settlement.
(5)For the three months ended September 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the release of a contingent liability related to a recent acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for a recent acquisition, fair value adjustments of financial assets and the amortization of option rights.
For the three months ended September 30, 2022, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes fair value adjustments to contingent consideration liabilities, partially offset by acquisition and integration related expenses and fair value adjustments of financial assets.
For the nine months ended September 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the release of a contingent liability related to a recent acquisition and fair value adjustments to contingent consideration liabilities, partially offset by integration related expenses for a recent acquisition, fair value adjustments of financial assets and the amortization of option rights.
For the nine months ended September 30, 2022, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes acquisition and integration related expenses and fair value adjustments of financial assets, partially offset by fair value adjustments to contingent consideration liabilities.
(6)For the three months ended September 30, 2023, tax associated with operating income core adjustments of $157 million totaled $34 million with an average tax rate of 21.7%.
For the three months ended September 30, 2022, tax associated with operating income core adjustments of $160 million totaled $28 million with an average tax rate of 17.5%.
For the nine months ended September 30, 2023, tax associated with operating income core adjustments of $578 million totaled $110 million with an average tax rate of 19.0%.
For the nine months ended September 30, 2022, total tax adjustments of $100 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $567 million totaled $103 million with an average tax rate of 18.2%.
(7)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

EBITDA (non-IFRS measure)

	Three months ended September 30		Nine months ended September 30
($ millions)	2023	2022	2023	2022

Net income	204	116	547	432
Taxes	34	31	117	62
Depreciation of property, plant & equipment	101	80	283	241
Depreciation of right-of-use assets	25	20	65	58
Amortization of intangible assets	184	161	561	485
Impairments of property, plant & equipment and intangible assets	—	2	—	63
Interest expense	47	34	142	94
Other financial income & expense	8	24	25	63
EBITDA	603	468	1,740	1,498

Cash flow and net (debt)/liquidity (non-IFRS measure)

	Nine months ended September 30
($ millions)	2023	2022

Net cash flows from operating activities	937	872
Net cash flows used in investing activities	(720)	(1,013)
Net cash flows used in financing activities	(156)	(289)
Effect of exchange rate changes on cash and cash equivalents	10	32
Net change in cash and cash equivalents	71	(398)
Change in derivative financial instrument assets	1	15
Change in equity securities of public companies	—	(3)
Change in current and non-current financial debts	(51)	144
Change in net (debt)	21	(242)
Net (debt) at January 1	(3,660)	(2,499)
Net (debt) at September 30	(3,639)	(2,741)

Net (debt)/liquidity (non-IFRS measure)

($ millions)	At September 30, 2023	At December 31, 2022

Current financial debt	(131)	(107)
Non-current financial debt	(4,568)	(4,541)
Total financial debt	(4,699)	(4,648)

Less liquidity:
Cash and cash equivalents	1,051	980
Derivative financial instruments	9	8
Total liquidity	1,060	988
Net (debt)	(3,639)	(3,660)
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the nine months ended September 30, 2023 and 2022, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2023	2022

Net cash flows from operating activities	937	872
Purchase of property, plant & equipment	(345)	(397)
Free cash flow	592	475

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; the impact of a disruption in our global supply chain or important facilities, including our reliance on single-source suppliers; supply constraints and increases in the cost of energy; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; global and regional economic, financial, legal, tax, political and social change; our ability to comply with all laws to which we may be subject; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our reliance on outsourcing key business functions; our ability to attract and retain qualified personnel; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; our ability to protect our intellectual property; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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